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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Pan American Silver Corp.
(Name of Issuer)

Common Stock, no par value
(Title of Class of Securities)

697900108
(CUSIP Number)

Matthew S. Topham, Esq. Preston Gates & Ellis LLP 701 Fifth Avenue, Suite 5000 Seattle, Washington 98104 (206) 623-7580	Mark R. Beatty General Counsel Cascade Investment, L.L.C. 2365 Carillon Point Kirkland, WA 98033 (425) 803-0720

(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)

February 19, 2001
(Date of Event which Requires Filing of this Statement)

    If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), (f) or (g), check the following box / /.

    *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

    The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.: 697900108

(1)	Name of Reporting Person. Cascade Investment, L.L.C. S.S. Or I.R.S. Identification No. of Above Person

(2)	Check the Appropriate Box if a Member	(a)	/ /
	of a Group	(b)	/ /

(3)	SEC Use Only

(4)	Source of Funds WC

(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to items 2(d) or 2(e) / /

(6)	Citizenship Or Place of Organization
State of Washington

Number of Shares Beneficially Owned by Each Reporting Person With		(7)	Sole Voting Power -0-

		(8)	Shared Voting Power 3,105,000

		(9)	Sole Dispositive Power -0-

		(10)	Shared Dispositive Power 3,105,000

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 3,105,000

(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares / /

(13)	Percent of Class Represented by Amount in Row (11) 9.05%

(14)	Type of Reporting Person CO

CUSIP No.: 697900108

(1)	Name of Reporting Person. William H. Gates III S.S. Or I.R.S. Identification No. of Above Person

(2)	Check the Appropriate Box if a Member	(a)	/ /
	of a Group	(b)	/ /

(3)	SEC Use Only

(4)	Source of Funds WC

(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to items 2(d) or 2(e) / /

(6)	Citizenship Or Place of Organization
United States of America

Number of Shares Beneficially Owned by Each Reporting Person With		(7)	Sole Voting Power -0-

		(8)	Shared Voting Power 3,105,000

		(9)	Sole Dispositive Power -0-

		(10)	Shared Dispositive Power 3,105,000

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 3,105,000

(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares / /

(13)	Percent of Class Represented by Amount in Row (11) 9.05%

(14)	Type of Reporting Person IN

Item 1. SECURITY AND ISSUER

    This statement relates to the Common Stock, no par value (the "Common Stock"), of Pan American Silver Corp. (the "Issuer"). The principal executive offices of the Issuer are located at 1500 D 625 Howe Street, Vancouver, British Columbia, Canada V6C 2T6.

Item 2. IDENTITY AND BACKGROUND

    This statement is being filed by Cascade Investment, L.L.C. ("Cascade"), which is a limited liability company organized under the laws of the State of Washington. Cascade is a private investment entity which seeks appreciation of its assets for the benefit of its owner. Cascade conducts its principal business operations at 2365 Carillon Point, Kirkland, Washington 98033.

    Cascade has not during the last five years been (i) convicted in a criminal proceeding, or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which it was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

    The names, business addresses, principal employment (and the names and addresses of any corporation or other organization in which such employment is conducted) and citizenship of each executive officer, director or person controlling Cascade are set forth in Exhibit A hereto and are incorporated herein by reference.

Item 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

    Not applicable.

Item 4. PURPOSE OF TRANSACTION

    Cascade acquired the Common Stock for investment purposes only. Cascade will continue to evaluate its ownership and voting position in the Issuer and may consider the following future courses of action: (i) continuing to hold the Common Stock for investment; (ii) disposing of all or a portion of the Common Stock in open market sales or in privately-negotiated transactions; (iii) acquiring additional shares of Common Stock in the open market or in privately-negotiated transactions; or (iv) entering into short sales or other hedging transactions with respect to the Common Stock. Cascade has not as yet determined which of the courses of action specified in this paragraph it may ultimately take. Cascade's future actions with regard to this investment are dependent on its evaluation of a variety of circumstances affecting the Issuer in the future, including the market price of the Issuer's Common Stock, the Issuer's prospects and Cascade's portfolio.

    Except as set forth above, Cascade has no present intent or proposals that relate to or would result in: (i) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer; (ii) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (iii) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (iv) any change in the present Board of Directors or management of the Issuer, including any plans or proposals to change the number or term of Directors or to fill any vacancies on the Board; (v) any material change in the present capitalization or dividend policy of the Issuer; (vi) any other material change in the Issuer's business or corporate structure; (vii) changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (viii) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (ix) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or (x) any action similar to those enumerated above.

    Cascade reserves the right to determine in the future whether to change the purpose or purposes described above or whether to adopt plans or proposals of the type specified above.

Item 5. INTEREST IN SECURITIES OF THE ISSUER

    (a) As of the filing date of this Schedule 13D, Cascade beneficially owns 3,105,000 shares of the Common Stock, which represents approximately 9.05% of the shares of Common Stock currently issued and outstanding.*

    (b) As of the filing date of this Schedule 13D, Cascade has shared power to vote or direct the vote and dispose or direct the disposition of 3,105,000 shares of the Common Stock.*

    (c) On February 19, 2001, a warrant to purchase 500,000 shares of Common Stock held by Cascade expired without being exercised.

    (d) Not applicable.

    (e) Not applicable.

    *All shares held by Cascade may be deemed to be beneficially owned by William H. Gates III as the sole member of Cascade.

Item 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

    Cascade has no contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to the Common Stock, including transfer or voting thereof, finders fees, joint ventures, loan or option arrangements, put or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7. MATERIALS TO BE FILED AS EXHIBITS

Exhibit A	List of each executive officer, director or person controlling Cascade.
Exhibit B	Special Power of Attorney appointing Michael Larson attorney in fact, dated March 14, 2001.

SIGNATURE

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 19, 2001	CASCADE INVESTMENT, L.L.C.
	By:	/s/ MICHAEL LARSON
Michael Larson Manager
WILLIAM H. GATES III
	By:	/s/ MICHAEL LARSON William H. Gates III, by Michael Larson as attorney in fact*

JOINT FILING AGREEMENT

    We, the signatories of the statement to which this Joint Filing Agreement is attached, hereby agree that such statement is filed, and any amendments thereto filed by either or both of us will be filed, on behalf of each of us.

Dated: March 19, 2001	CASCADE INVESTMENT, L.L.C.
	By:	/s/ MICHAEL LARSON
Michael Larson Manager
WILLIAM H. GATES III
	By:	/s/ MICHAEL LARSON William H. Gates III, by Michael Larson as attorney in fact*

    *Duly authorized under power of attorney dated March 14, 2001, by and on behalf of William H. Gates III, filed as Exhibit B to this statement and incorporated by reference herein.

EXHIBIT A

    Following is a list of each executive officer, director or person controlling Cascade setting forth the business address and present principal employment (and the name and address of any corporation or organization in which such employment is conducted) of each person. The persons named below are citizens of the United States of America and have not, during the last five years, been convicted in a criminal proceeding or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which they are or were subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Name	Position with Cascade	Principal Employment and Business Address
Michael Larson	Manager	Manager Cascade Investment, L.L.C. 2365 Carillon Point Kirkland, WA 98033
William H. Gates III	Member	Chairman of the Board Microsoft Corporation One Microsoft Way Redmond, WA 98052

Exhibit B

SPECIAL POWER OF ATTORNEY

    The undersigned does hereby constitute and appoint Michael Larson as the true and lawful attorney of the undersigned, and authorizes and designates him to sign on behalf of the undersigned, and to file filings and any amendments thereto made by or on behalf of the undersigned in respect of the beneficial ownership of equity securities held by the undersigned, directly, indirectly or beneficially, pursuant to the Securities Act of 1933, as amended (the "Securities Act"), or the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and the rules and regulations under each of such laws. The undersigned acknowledges that the foregoing attorney-in-fact, in serving in such capacity at the request of the undersigned, is not assuming any of the undersigned's responsibilities to comply with the Securities Act or the Exchange Act.

    This Special Power of Attorney shall remain in full force and effect until withdrawn by the undersigned in a signed writing delivered to the foregoing attorney-in-fact and to Christopher M. Carletti, Preston Gates & Ellis LLP, 5000 Columbia Center, 701 Fifth Avenue, Seattle, WA 98104.

    IN WITNESS WHEREOF, the undersigned has caused this Special Power of Attorney to be executed this 14th day of March, 2001.

/s/ WILLIAM H. GATES III William H. Gates III
/s/ CHRISTINE TURNER WITNESS	/s/ WENDY L. LANGEN WITNESS
STATE OF WASHINGTON	) ) ss
COUNTY OF KING	)

    ON THIS DAY personally appeared before me William H. Gates III, to me known to be the individual described in and who executed the within and foregoing instrument and acknowledged that he signed the same as his free and voluntary act and deed for the uses and purposes therein mentioned.

    GIVEN UNDER my hand and official seal this 14th day of March, 2001.

/s/ DOROTHY J. VEITH NOTARY PUBLIC
Dorothy J. Veith Print Name My appointment expires: 6/5/03
[Seal or Stamp]

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SIGNATURE
JOINT FILING AGREEMENT
EXHIBIT A
SPECIAL POWER OF ATTORNEY